UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File No. 000-50790

VUANCE LTD.
(f/k/a Supercom LTD.)
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On August 30, 2007, the registrant announced its results of operations during the six months ended June 30, 2007 and provided its interim balance sheet as of June 30, 2007. As part of such announcement, the registrant also announced of the closing of the agreement to purchase the securities of Security Holding Corp. The announcement is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit 99.1        Announcement, dated August 30, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD.
(FORMERLY SUPERCOM LTD.)

	By:	/s/ Eyal Tuchman

Name: Eyal Tuchman
Title: Chief Executive Officer

Date: August 30, 2007

Exhibit Index

 Exhibit 99.1        Announcement, dated August 30, 2007.